UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2015

☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from        to        .

Commission file number 000-51217, 001-36693

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SEARS HOLDINGS SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

SEARS HOLDINGS SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:

Appendix A - Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	A1
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of Sears Holdings Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Sears Holdings Savings Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2015 and supplementary information by fund in the statements of net assets available for benefits and changes in net assets available for benefits, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule and supplementary information are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule and supplementary information reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule and supplementary information in the statements of net assets available for benefits and changes in net assets available for benefits. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. In our opinion, such supplemental schedule and supplementary information are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
June 28, 2016

SEARS HOLDINGS SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015
(Thousands of dollars)

		Supplementary Information
ASSETS	Total	Other Participant-Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST (Note 3):
Investment securities and other, at fair value	$2,136,873	$2,106,384	$30,489
Fully benefit-responsive investment contracts, at contract value	361,317	361,317	—
Notes receivable from participants	41,338	41,338	—
NET ASSETS AVAILABLE FOR BENEFITS	$2,539,528	$2,509,039	$30,489

See notes to financial statements.

SEARS HOLDINGS SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014
(Thousands of dollars)

		Supplementary Information
ASSETS	Total	Other Participant-Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST (Note 3):
Investment securities and other, at fair value	$2,464,089	$2,417,354	$46,735
Fully benefit-responsive investment contracts, at contract value	404,383	404,383	—
Notes receivable from participants	47,843	47,843	—
NET ASSETS AVAILABLE FOR BENEFITS	$2,916,315	$2,869,580	$46,735

See notes to financial statements.

SEARS HOLDINGS SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015
(Thousands of dollars)

		Supplementary Information
	Total	Other Participant-Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):
Investment loss	$(18,714)	$(5,855)	$(12,859)
Interest income on notes receivable from participants	1,732	1,675	57
Total plan interest in master trust activity	(16,982)	(4,180)	(12,802)
CONTRIBUTIONS:
Employee	86,113	84,413	1,700
Employee - rollover	1,981	1,981	—
Total contributions	88,094	86,394	1,700
WITHDRAWALS	(437,279)	(431,745)	(5,534)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(10,620)	(10,476)	(144)
NET DECREASE	(376,787)	(360,007)	(16,780)
FUND TRANSFERS		(534)	534
NET ASSETS AVAILABLE FOR BENEFITS:
January 1	2,916,315	2,869,580	46,735
December 31	$2,539,528	$2,509,039	$30,489

See notes to financial statements.

SEARS HOLDINGS SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014
(Thousands of dollars)

		Supplementary Information
	Total	Other Participant-Directed Funds	Sears Holdings Stock Fund
PLAN INTEREST IN MASTER TRUST ACTIVITY (Note 3):
Investment income (loss)	$175,540	$180,054	$(4,514)
Interest income on notes receivable from participants	1,982	1,904	78
Total plan interest in master trust activity	177,522	181,958	(4,436)
CONTRIBUTIONS:
Employee	90,009	87,815	2,194
Employee - rollover	1,498	1,473	25
Total contributions	91,507	89,288	2,219
WITHDRAWALS	(411,245)	(404,337)	(6,908)
PLAN INTEREST IN MASTER TRUST ADMINISTRATIVE EXPENSE	(11,403)	(11,254)	(149)
NET DECREASE	(153,619)	(144,345)	(9,274)
FUND TRANSFERS		5,228	(5,228)
NET ASSETS AVAILABLE FOR BENEFITS:
January 1	3,069,934	3,008,697	61,237
December 31	$2,916,315	$2,869,580	$46,735

See notes to financial statements.

SEARS HOLDINGS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015 AND 2014

1.    DESCRIPTION OF PLAN
History and Purpose - Sears, Roebuck and Co. ("Sears") established a predecessor plan to the Sears Holdings Savings Plan (the "Plan") by the execution and adoption of a plan document (the "Plan Document"), dated July 1, 1916. The Plan Document has been amended and restated from time to time. The Plan was fully amended and restated as of January 1, 2014, but has been amended from time to time thereafter. The following description of the Plan provides only general information. Participants should refer to the Plan Document for complete information.
Prior to January 1, 2005, employees of Sears, Roebuck de Puerto Rico, Inc. participated in the Plan. Effective January 1, 2005, Sears established the Sears Puerto Rico Savings Plan and Plan assets attributable to those participants were transferred to the Sears Puerto Rico Savings Plan in February 2005.
In March 2005, Sears merged with Kmart Holding Corporation and became a wholly owned subsidiary of Sears Holdings Corporation (the "Company"). Sears continued to sponsor the Plan through March 31, 2012.
At the close of business March 31, 2006, the Kmart Retirement Savings Plan (the "Kmart Plan") was merged with and into the Plan. At that time, Kmart Plan assets, including participant loans, were transferred to either this Plan or, with respect to Kmart Plan participants who resided in the Commonwealth of Puerto Rico, to the Kmart Retirement Savings Plan for Puerto Rico Employees (the "Kmart Puerto Rico Savings Plan"). The Kmart Puerto Rico Savings Plan was merged with and into the Sears Puerto Rico Savings Plan at the close of business on March 31, 2012 and the merged plan was renamed the Sears Holdings Puerto Rico Savings Plan and the Company (in the place of Sears) was named as the plan sponsor of the Sears Holdings Puerto Rico Savings Plan.
Effective as of April 1, 2012, the Company (in the place of Sears) was named as the plan sponsor of the Plan.
The Sears Holdings 401(k) Savings Plan Master Trust (the "Master Trust") was established for the safekeeping of Plan assets and to commingle the investment of Plan assets with those of the other participating plans. Effective January 30, 2014, the Master Trust was renamed as the Sears Holdings Savings Plan Master Trust and the Company (in the place of Sears) was named as its sponsor. The other participating plan in the Master Trust is the Sears Puerto Rico Plan.
Administration - The administration of the Plan's operations is the sole responsibility of the Plan Administrator. The Sears Holdings Corporation Administrative Committee ("Administrative Committee") is Plan Administrator for all purposes of the Employee Retirement Income Security Act of 1974 ("ERISA"). The members of this committee are employees of Sears Holdings Management Corporation.

State Street Bank and Trust Company serves as the trustee (the "Trustee") for the Master Trust and holds the investments of the Plan under the terms of a trust agreement, which was fully amended and restated as of January 30, 2014. Hewitt Associates, LLC ("Aon Hewitt"), a subsidiary of Aon Corporation, serves as the Plan's recordkeeper (the “Recordkeeper”).
The Company, the Administrative Committee, and the Sears Holdings Corporation Investment Committee ("Investment Committee") (also consisting of employees of Sears Holdings Management Corporation), are the named fiduciaries under the Plan. The Investment Committee has authority relating to the acquisition, retention and disposition of Plan assets and the appointment, retention, and termination of investment managers. Towers Watson Investment Services, Inc. has been appointed to serve as investment advisor.
Certain expenses incurred in connection with the operation of the Plan are paid from Master Trust assets. Brokers' commissions and related expenses on transactions in portfolio securities are also paid from Master Trust assets. Compensation to members of the Investment Committee is paid by Sears Holdings Management Corporation, not the Plan or Master Trust.
Eligibility - A full-time regular or part-time regular employee of the Company (including participating subsidiaries and affiliates) who satisfies the definition of eligible employee is eligible for participation on the first day of the third month following the date of hire.
Participants' Contributions and Investment Options - An eligible employee becomes a participant by electing to make contributions to the Plan and properly completing the enrollment process. Subject to certain statutory and Plan limits, participants may contribute up to an aggregate 50 percent of annual eligible compensation through a combination of pre-tax (up to 50 percent) and/or after-tax contributions (up to 25 percent). Participants turning age 50 or older during a plan year are eligible to make an additional pre-tax "catch-up" contribution up to the applicable Internal Revenue Service catch-up contribution limit.
A Highly Compensated Employee's (as defined in the Plan Document) pre-tax contributions are limited to two percent of his or her eligible compensation and after-tax contributions are limited to zero percent of his or her eligible compensation. The Administrative Committee reserves the right to adjust these limits on Highly Compensated Employees during the Plan year depending on non-discrimination results.
Participants may direct that pre-tax and after-tax contributions be invested in any combination of the following investment funds: the Sears Holdings Corporation Stock Fund ("Holdings Stock Fund"), which invests principally in Sears Holdings Corporation stock; the Stable Value Fund; the Bond Fund; the U.S. Bond Index Fund; the S&P 500 Index Fund; the Small-Mid Cap Value Fund; the Small-Mid Cap Growth Fund; the Small-Mid Cap Index Fund; the Large Cap Value Fund; the Large Cap Growth Fund; the International Equity Fund; the Global Equity Index Fund; any of four Target Retirement Funds (five funds prior to March 2015); and the Self-Managed Brokerage Account (through which a participant may invest in any number of mutual funds, common stock and other investments). Participants are immediately fully vested in their contributions and earnings thereon.

Employer Contributions - Through payroll periods ended January 31, 2009, the Company matching contribution was fixed at 100 percent of a participant's pre-tax contributions up to the first three percent of eligible compensation and 50 percent of the pre-tax contributions the participant made on the next two percent of eligible compensation. These contributions were intended to constitute qualified non-elective matching contributions under Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code (i.e., the Plan was a safe harbor 401(k) plan).
The Plan was amended to suspend the employer matching contributions for payroll periods that ended after January 31, 2009, until further amendment of the Plan. As a result, effective January 1, 2009, the Plan is no longer intended to satisfy Sections 401(k)(12) and 401(m)(11) of the Internal Revenue Code; accordingly, the Plan is no longer a safe harbor 401(k) plan.
Prior to the suspension of matching contributions, the Plan allowed for the Company matching contribution to be made quarterly and to be payable in cash or stock or a combination of both. If in cash, it was invested based on participants' pre-tax contribution elections. If in stock, it was invested in the Holdings Stock Fund. Contributions were available for diversification immediately upon deposit. Prior to the suspension of matching contributions, to be eligible for the Company matching contribution, a participant must have had one year of service and been credited with 1,000 hours of service by that date. All active participants in the Plan are immediately fully vested in the Company matching contribution (other than the discretionary matching contributions described below). Prior to April 1, 2012, the vested status of a participant who terminated employment prior to January 1, 2006, was determined based upon the terms of the Plan in effect at his or her date of termination. As of April 1, 2012, the plan administrator determined that all account balances of active and inactive participants were fully vested, including matching contributions. Participants should refer to the Plan Document for a more complete description of the Plan's vesting provisions.
The Plan includes a provision that allows for discretionary matching contributions. Discretionary matching contributions, if any, are subject to a three-year cliff vesting schedule. There were no discretionary matching contributions in 2015 and 2014.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and earnings and losses thereon, and is charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan Document.
Participant Loans - Active participants may borrow from their Plan account up to the lesser of $50,000 or 50 percent of the vested account balance; but not less than $1,000. No more than one loan may be outstanding at any one time to any participant. Loans are repaid through payroll deductions over any number of months up to five years (or 15 years for a loan for the initial purchase of a principal residence of the participant). The interest rate is the prime rate plus one percent as published on the fifteenth day of the month prior to the date the loan is issued. Participants should refer to the Plan Document and the Loan Policy for a more complete description of the Plan's loan provisions.
Withdrawals - Upon termination of employment, a participant is entitled to a complete withdrawal of his or her account balance, determined as of the latest posted valuation preceding the date on which payment is made. Partial in-service withdrawals are permitted in accordance with the withdrawal provisions set forth in the Plan Document and do not terminate participation but are subject to restrictions on participant balances.
Small Account Balance Cash-Out Threshold - Effective October 2, 2015, under Plan procedures and subject to the Plan Administrator’s obligation to notify the participant of his or her rollover and distribution rights, if the value of the vested portion of the participant’s account does not exceed $5,000, the entire vested portion of his or her account will be distributed to the participant in a lump sum payment as soon as it is practicable following a participant’s terminating his or her employment. Prior to October 2, 2015, the small account cash-out threshold was $1,000.
Forfeited Accounts - The Plan document permits the use of forfeitures to reinstate previously forfeited balances of rehired employees, pay reasonable expenses of the Plan, or offset future employer contributions. Forfeitures of unclaimed benefits are to be restored to participants or beneficiaries who claim them within the time limits allowed by federal and state laws for such claims. At both December 31, 2015 and 2014, forfeited nonvested accounts totaled $0. During the years ended December 31, 2015 and 2014, no forfeitures were used to offset employer contributions.
Employer contributions are forfeited if, for example, excess pre-tax contributions that had been matched with employer contributions are discovered, corrected, and returned to participants, and when participants who terminate employment are not fully vested in discretionary matching contributions. In addition, certain unclaimed benefits as defined in the Plan document may, at the sole discretion of the Plan Administrator, be deemed abandoned and treated as forfeitures under the terms of the Plan.
Termination of Participation - Active participation in the Plan ceases after termination of employment. Any participant terminating with account balances in excess of $5,000 ($1,000 prior to October 2, 2015), who defers distribution of his or her account balances, remains a participant until the participant receives a full distribution of his or her account balances.
Termination of Participation by an Employer - If any employer (other than the Company) whose employees are Plan participants is judicially declared bankrupt or insolvent, or ceases to be a member of the controlled group of corporations (within the meaning of Section 414(b) of the Internal Revenue Code) that includes the Company, or if any employer or a division of any employer is excluded from participation in the Plan, the assets of the Plan attributable to the employees of such employer, who do not become employees of the Company or of any other participating employer, shall be paid from their respective account to the extent permitted by the Internal Revenue Code. Such account balances shall not be payable while an affected employee remains employed within the Company's controlled group of corporations, except under loan and in-service withdrawal provisions, as applicable.
Amendment, Suspension, or Termination of the Plan - Although it has not expressed any intent to suspend or terminate the Plan, the Board of Directors of the Company may, at its sole discretion, amend, suspend, or terminate the Plan at any time, provided, however, that no amendment, suspension, or termination of the Plan shall have any effect of diverting the assets of the funds to purposes other than the exclusive benefit of participants and their beneficiaries, or the payment of reasonable administrative expenses of the Plan. Further, the Board of Directors of the Company approved the delegation of amendment authority to the Administrative Committee. In the event of the Plan's termination, each participant's account balance will be deemed fully vested to the extent not fully vested as of such Plan termination. The assets of the Plan shall be distributed to Plan participants on the basis of their respective interests in the Plan, as soon as practicable, to the extent permitted by the Internal Revenue Code.
ERISA - The Plan is subject to certain provisions of Titles I and II of ERISA relating to reporting and disclosure, participation and vesting, and fiduciary responsibility. The Plan is not subject to the minimum funding standards of Titles I and II and the provisions of Title IV of ERISA, which provide for insurance of benefits payable on Plan termination.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The following are the significant accounting policies followed by the Plan:
Basis of Accounting - The Plan's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of the participants' account balances and the amounts reported in the financial statements.
Master Trust Investment and Income Recognition - Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex‑dividend date and interest income is recorded as earned. Net appreciation includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.
Common Collective Trusts - The Master Trust's investment in various common collective trusts is broadly diversified among various market capitalizations, growth and value investment styles, yields, maturities, and market indices. These common collective trusts are primarily invested in publicly traded securities and have a variety of investment asset classes including equity funds, fixed income funds, and balanced funds. The net asset value per share of common collective trusts is determined each business day and all may be redeemed at the net asset value per share at the measurement date without prior notice.
Fully Benefit-Responsive Investment Contracts - Fully benefit-responsive investment contracts held in the Master Trust's Stable Value Fund (the "Fund") are presented in the statements of net assets available for benefits at contract value. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.
The Fund is invested in three portfolios of bond investments and in liquid assets comprised of U.S. treasury bills, government-backed discounted notes, repurchase agreements, and a short-term investment fund. On behalf of the Master Trust, the Fund investment manager has entered into three (four, prior to May 2015) synthetic investment ("wrapper") contracts with highly rated insurance companies and banks ("wrapper providers") that serve to substantially offset the price fluctuations in the three portfolios of underlying assets caused by movements in interest rates.

The wrapper contracts obligate the wrapper providers to maintain the contract value of the portfolios of underlying investments. Contract value is generally equal to the principal amounts invested in the portfolios, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals and administrative expenses. Under the terms of the wrapper contracts, gains and losses on the underlying investments are amortized through adjustments to future contract interest crediting rates, which are reset quarterly and which cannot be less than 0%. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract. Investment guidelines allow liquid assets to comprise from 0% to 100% of the Fund in order to provide for daily participant cash flows and expenses. The average yield of the Fund for the years ended December 31, 2015 and 2014 was 1.24% and 0.82%, respectively. The crediting interest rate at December 31, 2015 and 2014 was 1.80% and 1.81%, respectively.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their Fund investment at contract value. Company-initiated events, outside the normal operation of the Plan, may limit the ability of the Fund to transact at contract value. Examples of such events include, but are not limited to, failure of the Plan or its trust to qualify for federal income tax exemption under ERISA; communications given to Plan participants designed to induce them to not invest in the Fund, or to transfer assets out of the Fund; and complete or partial termination of the Plan, or adoption of a competing plan.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
Interfund Transactions - All interfund transactions are made at fair value and are eliminated in combination.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid at December 31, 2015 and 2014 were $1.0 million and $0.9 million, respectively.
Adoption of New Accounting Standards
In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III permits plans to elect a practical expedient of using, as an alternative measurement date for plan investments (and investment-related accounts such as a liability for a pending trade with a broker), the month-end closest to the plan’s fiscal year-end when the fiscal year-end does not coincide with a month-end. Any contributions, distributions, or other significant events occurring between the employee benefit plan’s fiscal year-end and the alternative measurement date should be disclosed. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. The adjustment from contract value to fair value for the fully benefit-responsive investment contracts for the Plan was $9.6 million and $15.6 million as of December 31, 2015 and 2014, respectively. Management has elected to early adopt Parts I and II. Part III is not applicable to the Plan.
In June 2015, the FASB issued ASU No. 2015-10, Technical Corrections and Improvements. This ASU changes the FASB definition of “readily determinable fair value” to include “the fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions." The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the effect the update will have on our financial statements.
In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent). Topic 820, Fair Value Measurement, permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The ASU is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the effect the update will have on our financial statements.
3.INTEREST IN MASTER TRUST
Certain of the Plan's investment assets are held in a trust account with the Trustee and consist of an undivided interest in an investment account of the Master Trust administered by the Trustee. Use of the Master Trust has permitted the commingling of the Plan's assets with the assets of the Sears Holdings Puerto Rico Savings Plan, and its predecessor plans, for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated daily by the Recordkeeper to each participating plan based on the relationship of the interest in each plan to the total of the interests of all participating plans.

Net assets of the Master Trust as of December 31, 2015 and 2014 are summarized as follows:

	December 31
(thousands of dollars)	2015	2014
Assets:
Investments at fair value:
Sears Holdings Corporation common shares*	$31,255	$47,830
Other common and preferred stock	371,391	412,419
Registered investment companies	174,482	225,301
Common/collective trusts	1,348,115	1,523,712
Fixed income securities	78,343	71,764
Swaps and other	44	958
Short-term investments	4,199	26,694
Collective short-term investment fund	111,621	137,626
Participant-directed brokerage accounts	29,988	37,007
Total investments at fair value	2,149,438	2,483,311
Investments at contract value:
Fully benefit-responsive investment contracts*	363,369	407,006
Receivables:
Notes receivable from participants	42,263	48,883
Dividend and interest	827	593
Due from brokers and others	7,250	11,927
Total receivables	50,340	61,403
Cash	1,031	700
Total assets	2,564,178	2,952,420
Liabilities:
Due to brokers and others	8,448	18,120
Total liabilities	8,448	18,120
Net assets in Master Trust	$2,555,730	$2,934,300
Plan's interest in Master Trust net assets	$2,539,528	$2,916,315
Plan's percentage interest in Master Trust net assets	99.4%	99.4%

* Party-in-interest (see Note 5)
The Plan's interest in Master Trust net assets of $2.5 billion and $2.9 billion at December 31, 2015 and 2014, respectively, exceeds five percent of the Plan's net assets available for benefits as of those dates.

The Master Trust’s investments that exceed five percent of Master Trust net assets as of December 31, 2015 and 2014 are as follows:

	2015		2014
(thousands of dollars)	Amount	Percent of Net Assets	Amount	Percent of Net Assets
State Street Bank and Trust Company:
S&P 500 Index Non-Lending Series Fund*	$405,104	15.9%	$449,651	15.3%
SSgA Target Retirement 2020 Non-Lending Series Fund*	348,634	13.6%	414,363	14.1%
SSgA Target Retirement 2030 Non-Lending Series Fund*	206,096	8.1%	226,947	7.7%
Voya Synthetic Investment Contract	160,992	6.3%	—	—%

* Party-in-interest (see Note 5)
Investments whose fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies and the participant-directed brokerage accounts. Investments whose fair value was estimated include common stock purchased in private placements (see Note 4), common/collective trusts, fixed income securities, swaps and other, short-term investments, and collective short-term investment funds.
The net investment income (loss) of the Master Trust for the years ended December 31, 2015 and 2014 is summarized below:

(thousands of dollars)	2015	2014
Dividend, interest and other income	$30,233	$24,043
Net appreciation (depreciation) in fair value of investments	(49,458)	152,341
Investment income (loss) of Master Trust	(19,225)	176,384
Interest income on notes receivable from participants	1,774	2,022
Total Master Trust activity	$(17,451)	$178,406
Plan's interest in Master Trust activity	$(16,982)	$177,522
The investments whose net appreciation (depreciation) in fair value was determined based on quoted market prices include Sears Holdings Corporation common shares, other common and preferred stock, registered investment companies, and participant-directed brokerage accounts. The investments whose net appreciation (depreciation) in fair value was estimated include common stock purchased in a private placement (see Note 4), common/collective trusts, fixed income securities, swaps and other, and short-term investments.
4.FAIR VALUE MEASUREMENTS
We determine fair value of the underlying investments in the Master Trust based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of inputs within the fair value hierarchy and the Plan's methodology for determining the fair value of the underlying investments in the Master Trust are described as follows:

Level 1 inputs: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing price information.
Common and preferred stocks, and registered investment companies (mutual funds) are actively traded and valued using quoted market prices. Participant-directed brokerage accounts are mainly comprised of these types of investments, and as a result, are classified as Level 1.
Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk, and default rates.
Common collective trusts are portfolios of underlying assets held by investment managers and are valued at the unit value reported by the investment managers as of the end of each period presented. Corporate bonds, U.S. government treasury and agency notes and bonds, and other debt securities are valued using quoted market prices. These securities do not trade with sufficient frequency and volume, however, and therefore their prices are considered a Level 2 input.
Level 3 inputs: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
Equity securities assigned to Level 3 were purchased in private placements with valuations updated based on subsequent transactions between institutional investors.
A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The Plan's policy is to recognize transfers between levels at the end of the reporting period.

The following tables set forth by level within the fair value hierarchy the Master Trust investment assets at fair value on a recurring basis, as of December 31, 2015 and 2014.

	Investment Assets at Fair Value as of December 31, 2015
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Equity securities:
Sears Holdings Corporation common shares	$31,255	$—	$—	$31,255
U.S. companies	318,582	—	2,144	320,726
International companies	50,665	—	—	50,665
Registered investment companies	174,482	—	—	174,482
Common/collective trusts	—	1,348,115	—	1,348,115
Fixed income securities:
Corporate notes and bonds	—	27,160	—	27,160
Government-backed and agency bonds	—	10,434	—	10,434
Government notes and bonds	—	22,117	—	22,117
Other debt securities	—	18,632	—	18,632
Swaps and other	—	44	—	44
Short-term investments	—	4,199	—	4,199
Collective short-term investment fund	—	111,621	—	111,621
Participant-directed brokerage account	29,988	—	—	29,988
Total investment assets at fair value	$604,972	$1,542,322	$2,144	$2,149,438

	Investment Assets at Fair Value as of December 31, 2014
(thousands of dollars)	Level 1	Level 2	Level 3	Total
Equity securities:
Sears Holdings Corporation common shares	$47,830	$—	$—	$47,830
U.S. companies	357,961	—	732	358,693
International companies	53,726	—	—	53,726
Registered investment companies	225,301	—	—	225,301
Common/collective trusts	—	1,523,712	—	1,523,712
Fixed income securities:
Corporate notes and bonds	—	22,545	—	22,545
Government-backed and agency bonds	—	8,826	—	8,826
Government notes and bonds	—	24,796	—	24,796
Other debt securities	—	15,597	—	15,597
Swaps and other	—	958	—	958
Short-term investments	—	26,694	—	26,694
Collective short-term investment fund	—	137,626	—	137,626
Participant-directed brokerage account	37,007	—	—	37,007
Total investment assets at fair value	$721,825	$1,760,754	$732	$2,483,311
There were no transfers into or out of Levels 1, 2 or 3 in the fair value hierarchy for the years ended December 31, 2015 and 2014.

The table below sets forth a summary of changes in the fair value of the Master Trust's Level 3 investment assets for the plan years ended December 31, 2014 and 2015.

Changes in Fair Value of Level 3 Investment Assets
(thousands of dollars)	Equity Securities
Balance, January 1, 2014	$9
Plan year 2014 changes:
Unrealized losses	(218)
Purchases	941
Balance, December 31, 2014	732
Plan year 2015 changes:
Unrealized gains	693
Purchases	719
Balance, December 31, 2015	$2,144
The amount of gains or losses for the period included in changes in net assets which is attributable to the change in unrealized gains or losses of Level 3 assets still held at December 31 is as follows:

(thousands of dollars)	Equity Securities
For the year ended December 31, 2014	$(218)
For the year ended December 31, 2015	693
5.EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Master Trust investments are shares of common collective trusts managed by State Street Bank and Trust Company ("State Street") and a synthetic investment contract issued and guaranteed by State Street (see Note 2). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street qualify as party-in-interest transactions. Fees for State Street investment management services for the collective short-term investment fund are offset against investment income. Fees incurred by the Master Trust for investment management services for the other State Street common collective trusts and for the interest rate guarantee on the synthetic investment contract were $1.3 million and $1.4 million for the years ended December 31, 2015 and 2014, respectively.
The Master Trust holds shares of common stock of the Company. At December 31, 2015 and 2014, the Master Trust held 1,520,196 shares with a fair value of $31.3 million and a cost basis of $61.1 million, and 1,450,270 shares with a fair value of $47.8 million and a cost basis of $69.3 million, respectively. The Company has not paid cash dividends on its common stock since inception.

6.FEDERAL INCOME TAX
In the Plan's latest determination letter, dated October 16, 2014, the Internal Revenue Service ("IRS") stated that the Plan, as amended and restated on January 1, 2014 and as amended through the First Amendment, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been further amended subsequent to the receipt of the IRS determination letter.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator, with the assistance of in-house and outside counsel, has analyzed the tax positions taken by the Plan and concluded that as of December 31, 2015 and 2014, respectively, there were no uncertain tax positions taken or expected to be taken that required recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. In January 2016, the IRS notified the Plan of their intention to perform an examination of the Plan for the year ended December 31, 2014. That examination is underway.
The Plan Administrator and the Plan's Benefits Counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and is tax-exempt; therefore, no provision for income taxes has been included in the accompanying financial statements. However, the Plan Administrator identified certain insignificant errors in the operation of the Plan. On January 31, 2014, the Plan Administrator submitted to the IRS a Voluntary Compliance Program (VCP) submission under the IRS Employee Plans Compliance Resolution System to correct two non-amender failures discovered with respect to language used to comply with Pension Protection Act (PPA) amendments and the timeliness of amendments adoption following the prior determination letter process. A Closing Agreement dated July 28, 2014 resolved the issues and the amendment needed to correct these failures was included in the above-referenced favorable determination letter.
On July 14, 2015, the Company received notice from the U.S. Department of Labor, Employee Benefits Administration, Chicago Regional Office (“EBSA- Chicago”) that EBSA-Chicago opened an investigation to determine whether any violations of ERISA occurred with respect to the Plan covering the period from January 1, 2012 through the present. Plan management believes the investigation is routine in nature and was not opened because of any specific issue. The investigation is pending and EBSA-Chicago has not communicated any findings or conclusions.
7.DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are used by the Master Trust's Bond Fund investment manager as follows:
Foreign Currency Exchange Contracts - Periodically, the Master Trust enters into forward contracts to purchase and sell foreign currencies in the normal course of its investing activities to manage the currency exposure associated with the Master Trust's foreign equity and fixed income investments. The terms of the contracts generally do not exceed one year. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly rated counterparties.

When held, the Master Trust reflects the fair value of all forward contracts as an asset or liability in its statements of net assets. The fair values associated with the foreign currency contracts are estimated by valuing the net position of the contracts using the applicable spot rates and forward rates as of the reporting date. In the financial statements of the Master Trust, forward contracts to purchase foreign currency are shown as currency contract receivables and forward contracts to sell foreign currency are shown as currency contract payables. Changes in fair value are accounted for as net appreciation (depreciation) in fair value of investments.
At December 31, 2015 and 2014, the Master Trust held no currency contract receivables or payables.
Futures Contracts - The Master Trust enters into futures contracts in the normal course of its investing activities to manage market risk associated with fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the Master Trust's statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily.
During 2015 and 2014, the Master Trust was a party to futures contracts held for trading purposes for U.S. Treasury Bonds and Notes and Eurodollars. Upon entering into a futures contract, the Master Trust is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are then made or received by the Master Trust, depending on the daily fluctuation in the value of the underlying contracts. U.S. Treasury Bonds and cash owned and included in the investments of the Master Trust with values of $0.1 million at both December 31, 2015 and 2014, were pledged to the counterparties as collateral on the futures contracts.
The Master Trust had futures contracts to (sell) purchase U.S Treasury Notes and Bonds with notional amounts of $(5.5) million and $2.8 million at December 31, 2015 and 2014, respectively. Notional amounts do not quantify risk or represent assets or liabilities of the Master Trust, but are used in the calculation of cash settlements under the contracts.
The fair value of the futures contracts in the Master Trust is $0 at December 31, 2015 and 2014, respectively, as settlements are completed by cash daily. Changes in fair value are accounted for as net appreciation (depreciation) in the fair value of investments.
Credit Default and Interest Rate Swaps - The Master Trust enters into credit default and interest rate swaps to hedge its exposure to certain fixed income investments, as well as to synthetically replicate the returns of certain fixed income investments. A credit default swap is a contract that involves the payment or receipt of an annual default premium for a specific issuer of corporate bonds and requires the party receiving the premium to pay the notional value of the corporate bonds if the issuer defaults. An interest rate swap is a contract in which each counterparty concurrently agrees to pay the other interest at either a predetermined fixed or floating rate on the same notional principal on specific dates for a specific period of time. No principal payments are made in standard interest rate swaps. Swap contracts are entered into directly between the parties and consequently involve counterparty credit risk. The investment manager's policy is to execute swaps only with counterparties whose credit rating is A+ or better.
At December 31, 2015 and 2014, the Master Trust held no credit default swaps.

At December 31, 2015, the Master Trust held interest rate swaps with notional values of $6.5 million to receive a floating rate of interest based on a three-month LIBOR index in exchange for payment of a fixed rate of interest. At December 31, 2014, the Master Trust held interest rate swaps with notional values of $13.1 million, to receive a fixed rate of interest in exchange for payment of a floating rate of interest based on a three-month LIBOR index.

At December 31, 2015, cash owned and included in the investments of the Master Trust with a value of $0.2 million was pledged as collateral to the Master Trust’s brokers as performance security on interest rate swaps. At December 31, 2014, U.S. Treasury bonds and cash owned and included in the investments of the Master Trust with a value of $0.3 million were pledged as collateral to the Master Trust's brokers.

Changes in the fair value of credit default and interest rate swaps are accounted for as net appreciation (depreciation) in the fair value of investments.
8.NONEXEMPT PARTY-IN-INTEREST TRANSACTION
In February 2014, the Recordkeeper discovered that between October 10, 2012 and February 4, 2014, one of its employees had unlawfully and without authorization transferred approximately $4.7 million from certain accounts of the Plan to accounts outside the Plan maintained by such employee solely for his personal benefit. Of the total transferred, $0.7 million was transferred during the Plan year ended December 31, 2014. The Recordkeeper agreed to correct these nonexempt transactions by reimbursing the Plan for the unauthorized transfers and paying lost earnings calculated based on actual Plan earnings. The Plan was fully reimbursed by November 21, 2014. The amount paid placed the Plan in a financial position not worse than that in which it would have been if the transfers had not occurred. The Recordkeeper agreed to file any necessary reports or returns with the appropriate governmental agencies.
9.RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	December 31
(thousands of dollars)	2015	2014
Net assets available for benefits per the financial statements	$2,539,528	$2,916,315
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	9,596	15,645
Net assets available for benefits at fair value per Form 5500	$2,549,124	$2,931,960

The following is a reconciliation of the increase (decrease) in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

(thousands of dollars)	2015	2014
Net decrease in net assets available for benefits per the financial statements	$(376,787)	$(153,619)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	9,596	15,645
Prior year reversal	(15,645)	(16,734)
Net decrease per Form 5500	$(382,836)	$(154,708)
******

APPENDIX A
Schedule of Assets (Held at End of Year)

A1

SEARS HOLDINGS SAVINGS PLAN		APPENDIX A
(EIN: 20-1920798/PN: 002)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 SCHEDULE H, Part IV, Line 4i
DECEMBER 31, 2015

Identity of Issuer, Borrower,		Current
or Similar Party	Description of Investment	Value

* PARTICIPANT LOANS	Participant loans earning interest from 4.25% to 9.25%, maturing from 2016 - 2030	$41,338,254

This schedule does not include all the Plan's investments in the Sears Holdings Savings Plan Master Trust.

Note: Cost information is not required for participant-directed investments and is, therefore, not included.

* Sponsored by a party-in-interest.

A1

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SEARS HOLDINGS SAVINGS PLAN
By:	Sears Holdings Corporation Administrative
Committee, Plan Administrator

By:	/s/ Robert A. Riecker
Robert A. Riecker Member of Administrative Committee and Vice President, Controller and Chief Accounting Officer of Sears Holdings Corporation

Date: June 28, 2016

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm.

E-1